FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August, 2003

                           Commission File Number:0-49888


                          Randgold Resources Limited
                (Translation of registrant's name into English)

            La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BJ, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







Randgold Resources Limited
INTERIM REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2003

*  Net profit of US$16.6 million for the quarter
*  Half year net profit up by US$25 million to US$33.6 million year on year
*  Cash and cash equivalents of US$100 million
* 94 580 ounces attributable quarterly production at cash operating cost of US$70/oz and total cash cost of US$93/oz
*  Initial drilling on RRL Morila properties intercepts gold mineralisation
*  Optimisation and permitting of the Loulo project advances
* Encouraging trench results at Baboto and significant intersections from deeper drilling at Loulo Project
* Expanded holdings in Tanzania and agreement on collaborative venture with Government
*  Company added to FTSE UK Monitored List

Randgold Resources Limited has 28.7 million shares in issue as at 30 June 2003

Consolidated income statement

                     Unaudited   Unaudited   Unaudited
                       quarter     quarter     quarter
                         ended       ended       ended
                       30 June      31 Mar     30 June
US$000                    2003        2003        2002



Gold sales revenue      30 679      31 586      19 344
Cost of sales
Production costs         5 243       6 521       6 727
Transport and
  refinery costs           113         115          94
Transfer to deferred
  stripping costs          929        (373)     (1 126)
Cash operating
  costs *                6 285       6 263       5 695
Royalties                2 138       2 207       1 271
Total cash costs *       8 423       8 470       6 966
Profit from mining
  activity *            22 256      23 116      12 378
Depreciation
  and amortisation       2 224       2 313       1 854
Exploration and
  corporate
  expenditure            4 554       2 810       3 726
Profit from
  operations *          15 478      17 993       6 798
Interest received          445          71          40
Interest expense          (476)       (542)     (1 105)
(Loss) on financial
  instruments              (52)       (276)        (55)
Other income and
  (expenses)               960        (219)       (417)
Profit on ordinary
  activities before
  taxes and minority
  interests             16 355      17 027       5 261
Income tax                   -           -           -
Minority shareholders'
  interest                 195          79          54
Net profit              16 550      17 106       5 315
Basic earnings per
  share (US$)             0.59        0.61        0.23
Fully diluted earnings
  per share (US$)         0.58        0.61        0.22
Average shares
  in issue (000)        28 074      27 821      23 386

* Refer to pro forma information provided below

Consolidated income statement (CONT'D)

                                 Unaudited    Unaudited
                                  6 months     6 months
                                     ended        ended
                                   30 June      30 June
US$000                                2003         2002

Gold sales revenue                  62 265       36 767
Cost of sales
Production costs                    11 764       12 985
Transport and refinery costs           228          202
Transfer to deferred stripping
Costs                                  556      (2 487)
Cash operating costs *              12 548       10 700
Royalties                            4 345        2 481
Total cash costs *                  16 893       13 181
Profit from mining activity *       45 372       23 586
Depreciation and amortisation        4 537        3 802
Exploration and corporate
  expenditure                        7 364        5 827
Profit from operations *            33 471       13 957
Interest received                      516           75
Interest expense                    (1 018)     (2 073)
(Loss) on financial instruments       (328)     (1 186)
Other income and (expenses)            741      (2 024)
Profit on ordinary activities
  before  taxes and minority
  interests                         33 382        8 749
Income tax                               -            -
Minority shareholders' interest        274           75
Net profit                          33 656        8 824
Basic earnings per share (US$)        1.20         0.38
Fully diluted earnings per share
  (US$)                               1.19         0.37
Average shares in issue (000)       28 074       23 386

* Refer to pro forma information provided below


Consolidated balance sheet

                        Unaudited   Unaudited   Audited
                               at          at        at
                          30 June     30 June    31 Dec
US$000                       2003        2002      2002


Assets
Cash and equivalents       95 489       6 497    59 631
Restricted cash **          4 546       4 499     4 526
Receivables                10 288      16 754    14 262
Inventories                13 968      10 745    11 601
Total current assets      124 291      38 495    90 020
Property, plant and
  equipment cost          170 980     165 680   168 540
Accumulated depreciation  (96 641)    (87 167)  (92 104)
Net property, plant
  and equipment            74 339      78 513    76 436
Other long-term assets      6 846       4 846     7 402
Total assets              205 476     121 854   173 858
Bank overdraft              1 339       2 046     1 170
Accounts payable and
  accrued liabilities      15 631      19 303    20 564
Total current liabilities  16 970      21 349    21 734
Provision for environmental
  rehabilitation            5 115       4 484     4 972
Liabilities on
  financial instruments     5 613      8 384      7 530
Long-term loans            15 037     51 211     19 307
Loans from outside
  shareholders
  in subsidiaries           1 036      1 468      1 330
Total long-term
  liabilities              26 801     65 547     33 139
Total liabilities          43 771     86 896     54 873
Shareholders' equity      161 705     34 958    118 985
Total liabilities and
  shareholders' equity    205 476    121 854    173 858

** Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.


Consolidated cash flow statement

                                 Unaudited     Unaudited
                                  6 months      6 months
                                     ended         ended
                                   30 June       30 June
US$000                                2003          2002

Net cash generated from operations  34 886         7 424
Net cash utilised in investing
  activities                        (1 544)       (2 585)
Net cash generated by financing
  activities
   Ordinary shares issued            6 763           365
   (Decrease) in long-term
      borrowings                    (4 416)       (5 728)
   Increase in bank overdraft          169           338
Net increase in cash and cash
  equivalents                       35 858         (186)
Cash and cash equivalents at
  beginning of period               59 631         6 683
Cash and cash equivalents at
  end of period                     95 489         6 497


Consolidated statement of changes in equity

      Number                              Accum-
          of    Share     Share   Other   ulated     Total
    ordinary  capital   premium reserves  losses    equity
      shares   US$000    US$000  US$000   US$000    US$000

Balance - 31 Dec 2001
 22 461 630    2 246   161 830 (1 745) (131 834)  30 497

Mar 2002 net profit
          -        -         -      -     3 509    3 509

Movement on cash flow hedges
          -        -         - (3 893)        -   (3 893)

Share options exercised
    136 194       12       353      -         -      365

Jun 2002 net profit
          -         -        -      -     5 315    5 315

Movement on cash flow hedges
          -         -        -   (835)        -     (835)

Share options exercised
          -         -        -      -         -        -

Balance - 30 Jun 2002
 22 597 824     2 258  162 183 (6 473) (123 010)  34 958

Balance - 31 Dec 2002
 27 663 740     2 766  190 618 (8 293)  (66 106) 118 985

Mar 2003 net profit
          -         -        -      -    17 106   17 106

Movement on cash flow hedges
          -         -        -  2 059         -    2 059

Share options exercised
    471 926        47    1 665      -         -    1 712

June 2003 net profit
          -         -        -      -    16 550   16 550

Movement on cash flow hedges
          -         -        -    242         -      242

Share options exercised
    574 362        57    4 994      -         -    5 051

Balance - 30 Jun 2003
 28 710 028     2 870  197 277 (5 992)  (32 450) 161 705


Pro forma information

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Standard, by gold ounces produced for all periods presented.

Total cash costs as defined in the Gold Institute Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

Reconciliation to US GAAP

The interim condensed financial statements presented above have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

                               6 months       6 months
Reconciliation of net income    30 June        30 June
(US$000)                           2003           2002

Net income under IFRS            33 656          8 824
Share option compensation
  adjustment                     (1 717)        (1 309)
Provision for rehabilitation          -            (40)
Net income under US GAAP
  before cumulative effect of
  change in accounting
  principle                      31 939          7 475
Cumulative effect of change
  in accounting principle           214              -
Net income under US GAAP         32 153          7 475
Movement in cash flow hedges
  during the period               2 301        (4 728)
Comprehensive income/(loss)
  under US GAAP                  34 454           2 747
Basic earnings per share
  under US GAAP (US$)              1.14            0.32
Fully diluted earnings per
  share under US GAAP (US$)        1.13            0.31
Reconciliation of shareholders'
  equity (US$000)
Shareholders' equity
  under IFRS                    161 705          34 958
Provision for rehabilitation          -           (178)
Shareholders' equity
  under US GAAP                 161 705          34 780


Roll forward of shareholders'
equity under US GAAP

Balance as at 1 January 2003    118 771          30 359
Net income under US GAAP         32 153           7 475
Movement on cash flow hedges      2 301         (4 728)
Share options exercised           6 763             365
Share option compensation
  adjustment                      1 717           1 309
Shareholders' equity under
  US GAAP at 30 June 2003       161 705          34 780

Accounting policies

The interim condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the interim financial statements of the Company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportionate consolidation method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided as the source and nature of the enterprise's risks and returns are not governed by more than one segment due to the closing down of Syama.

Financial instruments

The remaining financial instruments at 30 June 2003 are held by the Morila company and relate to derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

* 82 231 ounces sold forward at a fixed price of US$275/oz over the period July 2003 to December 2004;

* 29 107 ounces of purchased call options for the same period at prices between US$350/oz and US$360/oz.

At present prices, the percentage of production which is hedged, is approximately 20% for the next 18 months. If the gold price is above US$360/oz, the percentage of hedged production falls to 13%. After 2004, all sales will be fully exposed to the spot gold price. The facility is margin free.

Comments

Net profit for the quarter was US$16.6 million resulting in earnings per share of US$0.59. This was three times higher than the net profit achieved for the corresponding period in 2002 and in line with net profit of US$17.1 million for the previous quarter. Revenues were affected by slightly lower ounces produced resulting from lower metallurgical recoveries during the quarter, but this was offset by higher ore grades. Operating profit margins remained above 70%. Profit from mining activity was US$22.3 million compared with US$12.4 million for the corresponding quarter in 2002 and US$23.1 million in the previous quarter.

Exploration and corporate expenditure increased during the current quarter, mainly as a result of exploration drilling on the Company's permits in the Morila region and Mali West.

Other income and expenses for the quarter include a realised exchange gain of US$0.2 million and an unrealised gain of US$0.6 million resulting from the Group's treasury activities.

For the six months to June, profit from mining activity was US$45.3 million, which was double that of the corresponding period in 2002. This was mainly due to the higher grades at Morila in 2003. Net profit was US$33.6 million compared to US$8.8 million, a threefold increase. This was the result of the higher profit from mining activity in 2003, expenses relating to Syama's care and maintenance in 2002, as well as lower interest charges resulting from lower debt levels in 2003.

The sustained profits for the quarter further strengthened the balance sheet. The main balance sheet movements for the six months ended 30 June 2003 are an increase in cash and shareholders' equity reflecting the attributable earnings from Morila. The decrease in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments.

The decrease in long-term loans reflects the repayment of our attributable portion of the Morila project loan in June 2003. The attributable balance of the Morila project loan as at the end of June 2003 was US$10.8 million. The Company received its sixth distribution from Morila of US$18.8 million at the beginning of May 2003. A further dividend of US$14.0 million was received at the beginning of August 2003.

Operations - Morila

Morila mine again produced satisfactory results, in line with forecast. A total of 771 000 tons were processed at a head grade of 10.5g/t for a total of 236 449 ounces produced. Costs were adversely affected by lower mill throughput, partly due to a mill motor failure and higher fuel costs due to international oil prices and continued high transport costs as a result of the situation in Cote d'Ivoire, but still averaged US$70/oz total cash operating cost* and US$93/oz total cash cost*. Limited results from the close-spaced reverse circulation drilling programme in the high-grade axis has returned results generally higher than predicted previously.

The capital expansion programme is progressing and is on track to increase the production level to 350 000 tons per month by year-end.

MORILA RESULTS

            Quarter  Quarter  Quarter  6 months  6 months
              ended    ended    ended     ended     ended
             30 Jun   31 Mar   30 Jun   30 June    30 Jun
US$000         2003     2003     2002      2003      2002


Mining
Tons mined
  (000)       5 389    5 957    6 557    11 345   14 635
Ore tons
  mined (000) 1 273    1 223      865     2 496    1 840

Milling
Tons processed
   (000)        771      830      788     1 601    1 520
Head grade milled
  (g/t)       10.50     9.75     6.41     10.11     6.46
Recovery (%)   90.9     93.7     91.4      91.3     91.7
Ounces
  produced  236 449  238 421  150 126   474 870  299 122
Average
  price
  received
  (US$/ounce)   337      338      304       338      298
Cash operating
  costs*
  (US$/ounce)    70       65       87        67       83
Total cash
  costs*
  (US$/ounce)    93       88      108        90      106
Cash profit
  (US$000)   55 640   57 790   30 945   113 430   58 965
Attributable (40%)
Ounces
  produced   94 580   95 368   60 050   189 948  119 649
Cash profit
  (US$000)   22 256   23 116   12 378    45 372   23 586

*  Refer pro forma information provided above

Discontinued operation - Syama

Care and maintenance activities continued as normal during the quarter, with the focus on retaining the value of the assets. Following on from the announcement in the previous quarter, Resolute Mining Limited has commenced with a drilling campaign, as part of their 12 month evaluation process.

Syama was successful in recovering US$0.3 million in respect of fuel duties during the quarter, which had previously been provided for as a doubtful debt, enabling the Company to write back the provision, resulting in a net profit for the quarter.

SYAMA INCOME STATEMENT

            Quarter  Quarter  Quarter  6 months 6 months
              ended    ended    ended     ended    ended
             30 Jun   31 Mar   30 Jun    30 Jun   30 Jun
US$000         2003     2003     2002      2003     2002

(Loss) from
  operations      -        -        -         -        -
Interest
  expense         -        -        -         -        -
(Loss) on
  financial
  instruments     -        -      (55)        -   (1 085)
Other income/
  (expenses)     42     (335)    (577)     (293)  (1 329)
Profit/(loss)
  on ordinary
  activities
  before taxes   42     (335)    (632)     (293)  (2 414)
Income tax        -        -        -         -        -
Net profit/
  (loss)         42     (335)    (632)     (293)  (2 414)

Projects and evaluation

Loulo Project

Loulo 0 and Yalea were remodelled, incorporating the latest surface and drill data. As part of progressing various financing options, these models have been submitted together with all relevant data to SRK, who will carry out an independent, external audit and resource modelling exercise, including an optimisation of the surface to underground interface.

Loulo 0 deeps has emerged as the prime candidate to convert significant resources to reserves at Loulo. A further drill campaign has been designed to extend the present resource a further 100m vertical depth after which a pre-feasibility study will be initiated on the underground potential at Loulo
0. Further drilling will commence in the final quarter on three resource satellite bodies with the express intention of converting them to reserve status.

Progress has been made with regard to water permitting and the tripartite Malian
- Senegalese - Mauritanian water permit is being finalised. The government has planned to meet at the ministerial level to discuss infrastructural issues relating to the Loulo project, particularly the upgrading of the Kayes - Keneti road and the provision of power from the Manantali Hydro scheme.

The Loulo team continues to investigate the operational and infrastructural synergies that may exist within western Mali - eastern Senegal region.

Tongon Project

No further work has been possible at Tongon as a result of the ongoing situation in the Cote d'Ivoire. Some progress has been made towards resolving the political and security situation but not sufficient to restart work on site.

Exploration Activities

Exploration activities during the quarter included the continuation of drilling programmes in Mali with good results received from depth extensions at the Loulo deposit and the discovery of new mineralisation within the Morila region, securing of six exploration licenses and a joint venture with the government in Tanzania and further target definition and new target generation in Senegal.

At the Loulo project, a sixteen hole Phase 2 drilling program completed on Loulo 0 West delineated an additional satellite resource. A five hole deep diamond drilling programme targeting the adjacent Loulo 0 main orebody, confirmed the geological model and continuity of high grade mineralisation over a 400 metre strike length to vertical depths of 420 metres below surface. The following intercepts were returned using 1g/t cut-off.

LOULO EXPLORATION RESULTS AT 30 JUNE 2003

Hole                 From      To     Width     g/t

LOWDH17             348.2   352.0       3.8     5.6
LOWDH23             435.4   445.4      10.0     7.6
LOWDH20             363.8   369.0       5.2    26.8
LOCP32              394.6   400.0       5.4     3.4
LOCP31              331.0   339.0       8.0     2.8

On the Baboto prospect, 10 kilometres north of the Loulo deposit, trenching has outlined a high grade area and returned encouraging intercepts of 100 metres at 3.2g/t, 72 metres at 4.3g/t, 46 metres at 2.4g/t and 10 metres at 2.6g/t over a 150 metres strike length. Furthermore, trenching west of the Yalea deposit has outlined a footwall zone which averages 3.4g/t over a 15 metre width and strike length of 155 metres. Further drilling is planned for the Loulo 0 underground extensions, Baboto, other satellites and the depth extension to Yalea during the last quarter of this year.

On the Morila mine lease, further diamond drilling was completed at the western margin which returned intercepts of 17 metres at 4.9g/t, 35 metres at 3.0g/t, 7 metres at 4.2g/t, 4 metres at 8.4g/t and 10 metres at 1.5g/t. These results confirm the presence of the Morila style mineralisation however the geological model is still in an early phase of understanding.

The Company has undertaken reconnaissance drilling of three conceptual targets within its tenements in the Morila region. Results received from the first target, Ntiola, which locates 10 kilometres north west of the mine, returned 36 metres @ 1.41g/t including significant intercepts of 6 metres at 2.9g/t and 15 metres at 1.6g/t at a depth of ninety metres and directly below a trench grading 24 metres at 2.3g/t. Mineralisation locates within silicified metasediments hosting disseminated arsenopyrite and pyrrhotite which are similar to those hosting the Morila orebody. The target is still conceptual with only 4 trenches and one borehole testing a broad zone. The identified zone locates on the eastern margin of a large gold in soil anomaly coincident with a series of geophysical anomalies and remain as yet untested.

To the north west of the Morila lease area, work has progressed on the ground covered by the joint venture with OMRD and has identified a large geochemical anomaly which will be the subject of follow-up exploration.

In Senegal, trenching over an 800 metre strike length confirms continuity of mineralisation in a East-West direction on the TA target at widths of 7 to 60 metres grading 1.5 to 6.0g/t. Pitting is currently focussed on improving the surface definition of the target, which will assist in the planning of a reconnaissance drilling programme for next season.

In Tanzania, the Company has now secured six exploration licenses within the Lake Victoria goldfields and field exploration is in progress. The government of Tanzania has agreed to form a collaborative venture with the Company to effect exploration in the Musoma Greenstone Belt.

Field exploration activities have now ceased in West Africa due to the onset of the rainy season. During this period all new data will be processed and targets generated and prioritized for the forthcoming field season.

Corporate and new business

During the quarter, the Company was added to the FTSE's UK Monitored List following the redenomination of its ordinary shares on the LSE. Inclusion in the UK Monitored List means that the Company will be considered for inclusion in the FTSE 250 Index Series at the next review, to be held in September 2003.

Corporate activity is currently focused on new business, both internally generated and with the aim of participating in the rationalisation taking place in the gold mining industry. To this end, due diligence reviews of exploration and mining opportunities are being progressed.

In order to repay debt and to fund future growth our major shareholder, Randgold & Exploration Company Limited, sold one million shares during the quarter thereby diluting its holding to 43% and creating further liquidity in the Company's trading stock.

R A R Kebble       D M Bristow         R A Williams
Chairman           Chief Executive     Financial Director

12 August 2003

Registered office :
La Motte Chambers, La Motte Street, St Helier, Jersey JEI IBJ, Channel Islands

Website :
www.randgoldresources.com

Registrars :
Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents :
Computershare Services Plc, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor & media relations :
For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Fax +27(11) 728-2547, e-mail: randgoldresources@dpapr.com


DISCLAIMER: Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.

END





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Randgold Resources Limited



                                                       By:___/s/David Haddon___
                                                       David Haddon
                                                       Group Company Secretary

Date: 12 August, 2003